                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT

                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                          FRIEDE GOLDMAN HALTER, INC.
(Mark One):
   __X__ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
          For the fiscal year ended December 31, 2000

                                      OR

   _____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
          For the transition period from _________ to ________

Commission file number 0-22595

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     FRIEDE GOLDMAN HALTER, INC.-401(K) PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     FRIEDE GOLDMAN HALTER, INC.
     13085 Industrial Seaway Road
     Gulfport, Mississippi  39503

                    FRIEDE GOLDMAN HALTER,INC.-401(K) PROFIT SHARING PLAN Financial Statements as of December 31, 2000 and
                    1999 and for the year ended December
                    31, 2000 and the Nine-Month Period Ended
                    December 31, 1999; Supplemental Schedules as of and for the Year Ended December 31, 2000; and Independent Auditors' Report

                            Financial Statements and
                            Supplemental Schedule

                            Friede Goldman Halter, Inc.
                            401(k) Profit Sharing Plan

                  Year ended December 31, 2000 and nine-month
                        period ended December 31, 1999
                      with Report of Independent Auditors

            Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

                Financial Statements and Supplemental Schedule


  Year ended December 31, 2000 and nine-month period ended December 31, 1999



                                   CONTENTS

Report of Independent Auditors....................................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits...................  2
Statements of Changes in Net Assets Available for Benefits........  3
Notes to Financial Statements.....................................  4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)... 10

                        Report of Independent Auditors


The Administrative Committee
Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan


We have audited the accompanying statements of net assets available for benefits of Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the year ended December 31, 2000 and the nine-month period ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and changes in its net assets available for benefits for the year ended December 31, 2000 and the nine-month period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



New Orleans, Louisiana
June 28, 2001

            Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

                Statements of Net Assets Available for Benefits


                                                           December 31
                                                       2000           1999
                                                ------------------------------
Assets
Investments:
  MetLife Guaranteed Fixed Income Account          $ 16,479,514   $ 19,857,159
  Mutual funds                                       14,318,588     15,094,338
  Loans to participants                               2,868,950      2,953,409
  Friede Goldman Halter, Inc. common stock            1,679,768      2,579,017
  Pooled separate account                             2,150,554      1,569,854
  Money market fund                                      88,871        107,105
  Other                                                   3,668              -
                                                ------------------------------
Total investments                                    37,589,913     42,160,882

Receivables:
  Participants' contributions                           512,818        592,714
  Employer contributions                                193,171        425,933
                                                ------------------------------
Total receivables                                       705,989      1,018,647
                                                ------------------------------
Net assets available for benefits                  $ 38,295,902   $ 43,179,529
                                                ==============================


See accompanying notes.

            Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

          Statements of Changes in Net Assets Available for Benefits



                                                                  Nine-Month
                                                  Year Ended     Period Ended
                                                  December 31     December 31
                                                     2000            1999
                                              --------------------------------
Additions
Investment income:
  Net depreciation in fair value of mutual
   funds                                         $    (88,489)   $   (709,860)
  Net depreciation in fair value of common
   stock                                           (1,350,236)     (1,273,768)
  Net appreciation (depreciation) in fair
   value of pooled separate account                  (197,541)        168,745
  Interest and dividend income                      2,121,597       2,081,679
                                              -------------------------------
                                                      485,331         266,796

Contributions:
  Participants                                      7,488,877       5,879,445
  Employer, net of forfeitures                      2,802,651       2,879,111
  Rollovers                                           109,026         430,720
                                              -------------------------------
                                                   10,400,554       9,189,276
                                              -------------------------------
Total additions                                    10,885,885       9,456,072

Deductions
Benefit payments                                   15,769,512       2,979,785
                                              -------------------------------
Net increase (decrease)                            (4,883,627)      6,476,287

Net assets available for benefits:
  Beginning of year                                43,179,529      36,703,242
                                              -------------------------------
  End of year                                    $ 38,295,902    $ 43,179,529
                                              ===============================


See accompanying notes.

            Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

                         Notes to Financial Statements

                               December 31, 2000



1. Description Of Plan

The following is a brief description of the Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan (the Plan). This description is provided for general information purposes only. Participants should refer to the Plan Adoption Agreement for a more complete description of the Plan's provisions.

General

Effective November 3, 1999, Halter Marine Group, Inc. (Halter) completed a merger with Friede Goldman International, Inc. (Friede Goldman). The surviving company, Friede Goldman, changed its official name to Friede Goldman Halter, Inc. (the Company). The Halter Marine Group, Inc. 401(k) Profit Sharing Plan was renamed the Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan and the plan year end was changed from March 31 to December 31. Accordingly, the accompanying financial statements for the period ended December 31, 1999 reflect a period of nine months.

The Plan is a defined contribution plan covering all employees of the Company. Effective January 1, 2000 employees of Friede Goldman became eligible to participate in the Plan. Friede Goldman employees' years of service transferred over to the Plan. Highly compensated and leased employees are not eligible to participate in the Plan. Prior to July 1, 1999, employees who had attained the age of 18 were eligible to participate. Effective July 1, 1999, the eligibility requirement was changed to 90 days of service and the age of 18. The entry date of the Plan is the earliest quarterly date after the eligibility requirements are met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 2% to 15% of their total compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (i.e., rollovers) subject to approval by the Company.

            Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

1. Description of Plan (continued)

The Company provides an annual matching contribution on behalf of each participant which is determined each year by the board of directors. During the year ended December 31, 2000 and the nine-month period ended December 31, 1999, the Company matched 50% of the first 6% of base compensation that a participant contributed to the Plan. In addition, the Company may elect to make discretionary contributions although it made no such contributions during the year ended December 31, 2000 or the nine-month period ended December 31, 1999.

Beginning with the quarter ended June 30, 1998, the Company elected to make an additional contribution of $75 per participant per quarter in conjunction with freezing the Halter Marine Group Pension Plan. This contribution was made throughout the nine-month period ended December 31, 1999. Effective January 1, 2000, this contribution ceased.

Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. Employer contributions for the year ended December 31, 2000 were reduced by $1,086,982, due to forfeited balances of terminated participants' accounts. Employee contributions for the nine-month period ended December 31, 1999 were reduced by $0 due to forfeited balances of terminated participants' accounts. The balance of forfeited nonvested accounts at December 31, 2000 and 1999 was $29,117 and $601,695, respectively.

Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of 12 investment options consisting of mutual funds, a guaranteed investment contract, a pooled separate account, and the Friede Goldman Halter, Inc. common stock.

Vesting

Participants vest immediately in their contributions. Prior to January 1, 2000, participants vested in the Company's contributions 25% after one year, 50% after two years, 75% after three years, and 100% after four years of service. Effective January 1, 2000, participants vest in the Company's contributions 33% after one year, 67% after two years, and 100% after three years.

            Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

1. Description of Plan (continued)

Loans to Participants

The Plan allows participants to borrow from their vested account balances. Loans must be approved by the plan administrator and must be a minimum of $1,000 and a maximum of the lesser of 50% of the participant's vested account balance or $50,000 reduced by the highest outstanding loan balance in the participant's account during the prior 12-month period.

Payments of Benefits

Upon retirement, termination of service, or death, participants or their beneficiaries receive a lump sum distribution equal to the vested value of the participant's account. A participant may withdraw all or a portion of his account in the event of financial hardship, as defined by the Plan.

Priorities Upon Termination

The Company may discontinue its contributions or the Plan may be terminated subject to the provisions of ERISA, at the Company's option. In the event of plan termination, the net assets available for plan benefits shall be liquidated. Amounts credited to the accounts of participants shall become fully vested and nonforfeitable as of the date of such termination. The Company currently has no intention to terminate the Plan.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

            Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Valuation of Investments

The Plan's funds are invested in mutual funds, a guaranteed investment contract and Friede Goldman Halter, Inc. common stock. Investments in mutual funds and Friede Goldman Halter, Inc. common stock are valued at quoted market prices on the last business day of the year. Investment in the pooled separate account is valued at stated redemption values. Investments in the guaranteed investment contract, which is fully benefit responsive, is valued at contract value, which approximates fair value. Loans to participants are valued at their outstanding balances, which approximate fair value.

The fair value of the guaranteed investment contract as of December 31, 2000 was $16,201,219. The average yield on the investment contract was 9.74% and (1.08)% for the year ended December 31, 2000 and for the nine-month period ended December 31, 1999 (annualized), respectively. The crediting interest rate on the contract is revalued every 12 months on January 1. As of December 31, 2000 and 1999, the crediting interest rate on the contract was 6.05% and 6.15%, respectively.

Administrative Expenses

The Company pays all of the administrative costs of the Plan.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 11, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation.

            Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

3. Income Tax Status (continued)

Subsequent to the issuance of the determination letter, the plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is exempt.

4. Investments

The following presents individual investments that represent 5% or more of the Plan's net assets:

                                                          December 31
                                                      2000           1999
                                              ------------------------------

     MetLife Guaranteed Fixed Income Account      $16,479,514    $19,857,159
     Harris Associates - Oakmark Fund               3,467,306      4,249,736
     Loomis Sayles Small Cap Value Fund             3,726,720      3,952,024
     State Street Research Alpha Fund               3,105,090      3,112,793
     Friede Goldman Halter, Inc. common stock       1,679,768      2,579,017
     Founders Balanced Fund                         1,641,113      2,315,560
     Stock Market Index Guarantee Account           2,150,554      1,569,854


5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                          December 31
                                                      2000           1999
                                              ------------------------------

     Net assets available for benefits per
      the financial statements                    $38,295,902    $43,179,529
     Benefit obligations currently payable            601,188              -
                                              ------------------------------
     Net assets available for benefits per
      the Form 5500                               $37,694,714    $43,179,529
                                              ==============================

            Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

5. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2000:

     Benefits paid to participants per the financial
      statements                                            $15,769,512
     Add amounts currently payable at December 31, 2000         601,188
     Less amounts currently payable at December 31, 1999              -
                                                           -------------
     Benefits paid to participants per the Form 5500        $16,370,700
                                                           =============

Amounts currently payable to or for participants, dependents, and beneficiaries are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

6. Subsequent Event

The Plan sponsor, Friede Goldman Halter, Inc., filed a petition for Chapter 11 Bankruptcy with the U.S. Bankruptcy Court on April 19, 2001. All plan assets are held with a trustee and are not subject to the claims made by the creditors of the sponsor. Effective April 19, 2001, the Company ceased matching employee contributions to the Plan. As of June 28, 2001, investments in common stock of Friede Goldman Halter, Inc. had a quoted market price of $0.47 per share. At December 31, 2000, the quoted market price was $3.56 per share.

            Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

        Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                     EIN: 75-1362492              PN: 001

                               December 31, 2000


                                                      Description of Investment,
                                                       Including Maturity Date,
         Identity of Issue, Borrower,                      Rate of Interest,                 Current
               or Similar Party                          Par or Maturity Value                Value
---------------------------------------------------------------------------------------------------------
Mutual funds:
 State Street Research Alpha Fund                           188,416 shares                   $  3,105,090
 Loomis Sayles Small Cap Value Fund                         181,437 shares                      3,726,720
 Founders Balanced Fund                                     177,995 shares                      1,641,113
 Harris Associates - Oakmark Fund                           115,615 shares                      3,467,306
 Warburg Pincus International Equity Fund                    63,227 shares                        953,468
 Scudder International Fund                                   2,330 shares                        117,221
 Janus Fund                                                  22,155 shares                        737,338
 Loomis Sayles Small Cap Growth Fund                         17,587 shares                        354,018
 Janus Balanced Fund                                         10,196 shares                        216,314
                                                                                           ----------------
                                                                                               14,318,588
Pooled separate account:
 *MetLife Stock Market Index Guarantee Account                4,525 shares                      2,150,554

Money market fund:
 Fidelity Institutional Cash Portfolio U.S.
  Treasury Portfolio II CL. A.                               88,871 shares                         88,871

*Friede Goldman Halter, Inc. common stock                   470,649 shares                      1,679,768

*Guaranteed fixed income account:
  MetLife Guaranteed Fixed Income Account         Guaranteed interest contract, 6.05%          16,479,514

*MetLife IPO Guaranteed Interest Contract         598 shares, 5.88% average annual rate             3,668

*Loans to participants                            Maturity dates ranging through
                                                   September 2030 at interest rates
                                                   from 7.75% to 10.75%; payments are
                                                   made through payroll deduction;
                                                   loans are collateralized by
                                                   participant's vested account balance         2,868,950
                                                                                           ----------------
                                                                                             $ 37,589,913
                                                                                           ================

*Indicates party-in-interest to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             THE FRIEDE GOLDMAN HALTER, INC.
                                             401(K) PROFIT SHARING PLAN



                                             By:  FRIEDE GOLDMAN HALTER, INC.
                                             Plan Administrator



               June 28, 2001                 By:  /s/ Richard T. McCreary
                                             -------------------------------
                                             Richard T. McCreary
                                             Group President, Halter Marine


               June 28, 2001                 By:  /s/ Leamon C. Cooley Jr.
                                             -------------------------------
                                             Leamon C. Cooley Jr.
                                             Director of Human Resources